Reply to the Attention of	Michael H. Taylor*
Direct Line	604.691.7410
Direct Fax	604.893.2669
Email Address	michael.taylor@mcmillan.ca
Our File No.	691V-233870
Date	November 10, 2015

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:	Mr. John Reynolds
Assistant Director, Office of Beverages, Apparel and Mining

Dear Sirs/Mesdames:

Re:	Northern Dynasty Minerals Ltd.
Registration Statement on Form F-3
Filed October 16, 2015
SEC File No. 333-207440

            We are counsel for and write on behalf of Northern Dynasty Minerals Ltd. (the “Company”) in response to the Staff’s letter of October 28, 2015 (the “Comment Letter”) signed by Mr. John Reynolds on behalf of the United States Securities and Exchange Commission (the “Commission”) with respect to the Company’s registration statement on Form F-3, as originally filed on October 16, 2015 (the “Registration Statement”).

            On behalf of the Company, we confirm that the Company has filed with the Commission, via the EDGAR system, an Amendment No. 1 to the Company’s Form F-3 (the “Form F-3/A”). We confirm, on behalf of the Company, that we are furnishing to the Commission herewith, via EDGAR correspondence, a copy of the Form F-3/A with R tagged coding to show all changes from the Form F-3.

            On behalf of the Company we provide below our item-by-item responses to the comments made in the Commission’s Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response below corresponds to the paragraph numbering used in the Comment Letter.

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November 10, 2015 Page 2

Selling Security Holders, Page 17

1.

With respect to the shares to be offered for resale by each selling securityholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or investment control with respect to the shares to be offered by that shareholder. For guidance, see Interpretive Response 140.02 in the Compliance and Disclosure Interpretations relating to Regulation S-K, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

In response to Staff’s comment, the Company has amended the table of Selling Security Holders in order to disclose the names of the natural persons who exercise sole or shared voting and/or investment control with respect to the shares offered by each selling security holder.

2.

We note the disclosure that Russell Trust Company holds shares on behalf of its client. In the same regard as the above comment, please disclose the identity of Russell Trust Company’s client. For guidance, see Interpretive Response 240.04 in the Compliance and Disclosure Interpretations relating to Regulation S-K, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

In response to Staff’s comment, the Company has amended the table of Selling Security Holders in order to provide the name of the client of Russell Trust Company.

3.	Please disclose whether any of the selling securityholders are affiliates of a broker- dealer.

In response to Staff’s comment, the Company has amended the table of Selling Security Holders in order to disclose that none of the selling security holders are affiliates of a broker-dealer.

Conclusion

We confirm, on behalf of the Company, that any request of the Company for acceleration of the Form F-3 will include the following written statements of the Company:

  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

November 10, 2015 Page 3

            Should the Commission have any further comments or questions arising from any of the above responses, please do not hesitate to contact the writer at (604) 691-7410 at any time.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor*

* Law Corporation